Exhibit 99.1

Vicinity Motor Corp. Receives $1.0 M First Order for VMC 1200 Class 3 Truck

VANCOUVER, BC / July 14, 2021 / Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FSE:6LG) (“Vicinity Motor,” “VMC” or the “Company”) (formerly Grande West Transportation Group Inc.), a leading supplier of electric, CNG and clean diesel vehicles, today announced that it has received an initial order from a private operator in British Columbia for 10 VMC 1200 Class 3 Trucks valued at over $1.0 million.

“We are thrilled to receive our first order for our recently announced all-new Vicinity 1200 Fully Electric Class 3 Truck designed for urban environments and construction or delivery applications,” said William Trainer, Founder and CEO of Vicinity Motor Corp. “As companies seek solutions to diversify their fleets and mitigate exposure to energy and carbon costs, we expect strong interest in the VMC 1200 and are pleased to have our first order so quickly.

We believe the market conditions are ideal for a medium-duty electric truck with a 6,000-pound load capacity, expected range up to 150 miles on a single charge, and a popular cab-over design – all at an attractive price. We expect to see additional orders as we continue to introduce the VMC 1200 across our dealer network to potential customers in a market that sees over 400,000 vehicles sold per year.”

The order of 10 VMC 1200 Class 3 Trucks are scheduled for delivery in Q1 2022.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LG) is a leading supplier of electric, CNG and clean-diesel vehicles for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by the Company’s world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. The Company’s innovative Vicinity Lightning™ EV bus, enabled through a strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit www.vicinitymotorcorp.com for product details.

Company Contact:

John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding anticipated benefits of listing on the Nasdaq, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations including other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.